UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Intrum Investments and Financing AB

(Name of Applicant)*

Riddargatan 10, 114 35

Stockholm, Sweden

Telephone: +46 708309823

(Address of Principal Executive Office)

Securities to be Issued under the Indentures to be Qualified

Title of Class	Amount**
8.000% Senior Secured New Money Notes due 2027	Up to €526,315,000 aggregate principal amount
7.750% Senior Secured Exchange Notes due 2027	Up to €593,000,000 aggregate principal amount
7.750% Senior Secured Exchange Notes due 2028	Up to €741,000,000 aggregate principal amount
8.500% Senior Secured Exchange Notes due 2029	Up to €741,000,000 aggregate principal amount
8.500% Senior Secured Exchange Notes due 2030	Up to €889,000,000 aggregate principal amount

**Each class of Notes will be issued in either euro or Swedish krona (“SEK”).

The amount of each class of Notes will be determined in accordance with the Plan (as defined herein).

Approximate date of proposed public offering:

On or as soon as practicable after the Effective Date under the Plan (as defined herein).

Name and registered address of agent for service:	With a copy to:
Intrum AB of Texas LLC	Apostolos Gkoutzinis
1501 S MoPac Expy, Ste 220	Milbank LLP
Austin, TX 78746	100 Liverpool Street
United States	London, EC2M 2AT
United Kingdom
Telephone: +44 20 7615 3000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this Form T-3 as applicants.

The following entities are expected to be guarantors of the Notes (the “Guarantors”) and are co-applicants on this Form T-3. Other than Intrum AB (the “Company”), which is the direct parent of the Issuer, each of the Guarantors is a direct or indirect subsidiary of the Issuer.

•	Intrum AB

•	Intrum Group Operations AB

•	Capquest Debt Recovery Limited

•	Capquest Group Limited

•	Fair Pay Please AB

•	Solvia Servicios Inmobiliarios, S.A.U.

•	Intrum AB of Texas LLC

•	Intrum AG

•	Intrum AS

•	Intrum B.V.

•	Intrum Capital AS

•	Intrum Czech, s.r.o.

•	Intrum Deutschland GmbH

•	Intrum Finanzholding Deutschland GmbH

•	Intrum Holding AB

•	Intrum Holding Deutschland GmbH

•	Intrum Holding Norway AS

•	Intrum Holding Spain, S.A.U.

•	Intrum Intl AB

•	Intrum Investment No 1 DAC

•	Intrum Investment No 2 DAC

•	Intrum Investment No 3 DAC

•	Intrum Investment Switzerland AG

•	Intrum Italy Holding S.r.l.

•	Intrum Nederland B.V.

•	Intrum Nederland Holding B.V.

•	Intrum Oy

•	Intrum Servicing Spain, S.A.U.

•	Intrum Slovakia s.r.o.

•	Intrum Sp. z o.o.

•	Intrum Sverige AB

•	Intrum UK Finance Limited

•	Intrum UK Group Limited

•	Intrum UK Holdings Limited

•	Intrum Zrt

•	Lock Topco AS

•	Intrum Holding Spain NewCo, S.L.U.

•	Intrum Italy Holding AB

GENERAL

1.	General Information.

Intrum Investments and Financing AB is a public limited company formed in Sweden (the “Issuer”). The Guarantors, together with the Issuer, (the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
Intrum AB	Public Limited Company	Sweden
Intrum Group Operations AB	Private Limited Company	Sweden
Capquest Debt Recovery Limited	Private Limited Company	United Kingdom
Capquest Group Limited	Private Limited Company	United Kingdom
Fair Pay Please AB	Private Limited Company	Sweden
Solvia Servicios Inmobiliarios, S.A.U.	Public Limited Company	Spain
Intrum AB of Texas LLC	Limited Liability Company	Texas
Intrum AG	Public Limited Company	Switzerland
Intrum AS	Private Limited Company	Norway
Intrum B.V.	Private Limited Liability Company	Netherlands
Intrum Capital AS	Private Limited Company	Norway
Intrum Czech, s.r.o.	Private Limited Company	Czechia
Intrum Deutschland GmbH	Private Limited Company	Germany
Intrum Finanzholding Deutschland GmbH	Private Limited Company	Germany
Intrum Holding AB	Private Limited Company	Sweden
Intrum Holding Deutschland GmbH	Private Limited Company	Germany
Intrum Holding Norway AS	Private Limited Company	Norway
Intrum Holding Spain, S.A.U.	Single-Shareholder Corporation	Spain
Intrum Intl AB	Private Limited Company	Sweden
Intrum Investment No 1 DAC	Designated Activity Company (Private Limited Company)	Ireland
Intrum Investment No 2 DAC	Designated Activity Company (Private Limited Company)	Ireland
Intrum Investment No 3 DAC	Designated Activity Company (Private Limited Company)	Ireland
Intrum Investment Switzerland AG	Private Limited Company	Switzerland
Intrum Italy Holding S.r.l.	Private Limited Company	Italy
Intrum Nederland B.V.	Private Limited Liability Company	Netherlands
Intrum Nederland Holding B.V.	Private Limited Liability Company	Netherlands
Intrum Oy	Private Liability Company	Finland
Intrum Servicing Spain, S.A.U.	Single-Shareholder Corporation	Spain
Intrum Slovakia s.r.o.	Private Limited Company	Slovakia
Intrum Sp. z o.o.	Private Limited Company	Poland
Intrum Sverige AB	Private Limited Company	Sweden
Intrum UK Finance Limited	Private Limited Company	United Kingdom
Intrum UK Group Limited	Private Limited Company	United Kingdom
Intrum UK Holdings Limited	Private Limited Company	United Kingdom
Intrum Zrt	Private Limited Company	Hungary
Lock TopCo AS	Private Limited Company	Norway
Intrum Holding Spain NewCo S.L.U.	Single-Member Limited Company	Spain
Intrum Italy Holding AB	Private Limited Company	Sweden

2.	Securities Act Exemption Applicable.

Reference is made to the Disclosure Statement for the Joint Prepackaged Chapter 11 Plan of Reorganization of the Company and its Debtor Affiliate (as may be amended or supplemented, the “Disclosure Statement”) and the Joint Prepackaged Chapter 11 Plan of Reorganization of Intrum and its Debtor Affiliate (as may be amended, supplemented, restated or modified from time to time, the “Plan”), copies of which are included as Exhibits T3E-1 and T3E-2, respectively. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Plan.

Pursuant to the terms and conditions set forth in the Disclosure Statement and the Plan, the Applicants will issue to holders (collectively, the “Allowed Notes Claim Holders”) of (i) those certain SEK-denominated senior floating rate medium term notes due 2025 issued by Intrum AB (the “2025 Tranche 1 MTNs”); (ii) those certain SEK-denominated 11.875% senior medium term notes due 2025 issued by Intrum AB (the “2025 Tranche 2 MTNs”); (iii) those certain SEK-denominated senior floating rate medium term notes due 2025 issued by Intrum AB (the “2025 Tranche 3 MTNs”); (iv) those certain SEK-denominated senior floating rate medium term notes due 2026 issued by Intrum AB (the “2026 MTNs”); (v) those certain euro-denominated 4.875% senior unsecured notes due 2025 issued by Intrum AB (the “2025 Notes”); (vi) those certain euro-denominated 3.000% senior unsecured notes due 2025 issued by Intrum AB (the “2025 PPNs”); (vii) those certain euro-denominated 3.500% senior unsecured notes due 2026 issued by Intrum AB (the “2026 Notes”); (viii) those certain euro-denominated 3.000% senior unsecured notes due 2027 issued by Intrum AB (the “2027 Notes”) and (ix) those certain euro-denominated 9.250% senior unsecured notes due 2028 issued by Intrum AB (the “2028 Notes” and, together with the 2025 Tranche 1 MTNs, the 2025 Tranche 2 MTNs, the 2025 Tranche 3 MTNs, the 2026 MTNs, the 2025 Notes, the 2025 PPNs, the 2026 Notes and the 2027 Notes, the “Old Notes”) each such Allowed Notes Claim Holder’s pro rata share of the Exchange Notes; provided that Allowed Notes Claim Holders whose Allowed Notes Claim is denominated in euro shall receive Exchange Notes denominated in euro and Allowed Notes Claim Holders whose Allowed Notes Claim is denominated in SEK shall receive Exchange Notes denominated in SEK. The Exchange Notes will be issued pursuant to the exchange notes indenture to be qualified under this Form T-3 (the “Exchange Notes Indenture”), a form of which is filed as Exhibit T3C-1 hereto.

In addition, the Applicants will offer, pursuant to a rights offering (the “Rights Offering”) to Allowed Notes Claim Holders, subscription rights (the “Subscription Rights”) to subscribe for such Allowed Notes Claim Holder’s corresponding pro rata share of up to approximately €526,315,000 (or equivalent) in aggregate principal amount of New Money Notes denominated in either euro or SEK. The New Money Notes will be issued pursuant to the new money notes indenture to be qualified under this Form T-3 (the “New Money Notes Indenture”), a form of which is filed as Exhibit T3C-2 hereto.

Additionally, the Applicants will issue to Allowed Notes Claim Holders each such Allowed Notes Claim Holder’s pro rata share of 10% of the ordinary shares in the capital of the Company, on a fully diluted basis, to be issued by the Company on the Effective Date (the “Noteholder Ordinary Shares”).

In connection with the Rights Offering, the Company has entered into a backstop agreement (the “Backstop Agreement”), a copy of which is attached as Exhibit C to the Disclosure Statement, with certain holders of the Old Notes (the “Backstop Providers”) pursuant to which the Backstop Providers have committed to purchase or subscribe for the New Money Notes in an amount equal to their respective New Notes Commitment (such New Money Notes to be issued to the Backstop Providers (in their capacity as Backstop Providers) in connection with the Rights Offering, the “Backstopped Notes”). To the extent any Allowed Notes Claim Holders (or their Nominees) do not subscribe for their Subscription Rights, the Backstop Providers shall subscribe for such amounts in the proportions and on the terms set out in the Backstop Agreement.

The Plan will become effective on the date that is the first Business Day after the Confirmation Date on which all conditions precedent to the occurrence of the Effective Date have been satisfied or waived in accordance with the Plan (the “Effective Date”).

The solicitation of votes from holders of Allowed Notes Claims to the Plan was made in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) afforded by Section 4(a)(2) thereof or otherwise in reliance on Regulation S thereunder, and the Applicants expect that the issuance of the Exchange Notes, the New Money Notes (other than the Backstopped Notes) and the Noteholder Ordinary Shares under the Plan will be exempt from registration under the Securities Act by reason of the applicability of Section 1145(a)(1) of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). Generally, Section 1145(a)(1) of Chapter 11 of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

The issuance of the Backstopped Notes will not involve a public offering and is exempt from registration under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act (and/or Regulation D promulgated thereunder) or in reliance on Regulation S of the Securities Act.

AFFILIATIONS

3. Affiliates.

The following describes the affiliates of the Applicants as of the date of this Application. In addition, as of the date of this Application, the Company holds 100% of the ordinary shares in the Issuer. See Item 5, “Principal Owners of Voting Securities” for additional information regarding the principal holders of voting securities of Intrum AB.

Name of Entity	Record Owner	Ownership Percentage
Intrum Group Operations AB	Intrum Investments and Financing AB	100%
Intrum Austria GmbH	Intrum AB	100%
Intrum NV	Intrum AB	100%
eSolutions EOOD	Ecollect AG	100%
Payzzter Financial Services OOD	Intrum AB	100%
Intrum Czech, s.r.o.	Intrum B.V.	100%
Intrum A/S	Intrum AB	100%
Intrum Oy	Intrum AB	100%
Intractiv SAS	Intrum Corporate SAS	100%
Intrum Corporate SAS	Intrum AB	100%
Socogestion SAS	Intrum Corporate SAS	100%
AssetGate GmbH	Intrum Holding Deutschland GmbH	100%
eOperations GmbH	Ecollect AG	100%
Intrum Debitoren Management GmbH	Intrum Holding Deutschland GmbH	100%
Intrum Deutschland GmbH	Intrum Holding Deutschland GmbH	100%
Intrum Finanzholding Deutschland GmbH	Intrum Holding AB	100%
Intrum Hanseatische Inkasso-Treuhand GmbH	Intrum Holding Deutschland GmbH	100%
Intrum Holding Deutschland GmbH	Intrum Finanzholding Deutschland GmbH	100%
Intrum Information Services Deutschland GmbH	Intrum Holding Deutschland GmbH	100%
Intrum BTB Single Member SA	Intrum Hellas EO Solutions S.M.S.A	100%
Intrum Customer Services Athens S.M.S.	Intrum AB	100%
Intrum Debtors Notification Company Athens S.M.S.A	Intrum Customer Services Athens S.M.S.	100%
Intrum Finance Center of Excellence S.M.S.A	Intrum AB	100%
Intrum Hellas A.E.D.A.D.P	Intrum Holding Spain, S.A.U.	80%
Intrum Hellas REO Solutions S.M.S.A	Intrum Holding Spain, S.A.U.	80%
Intrum Investments Greece S.M.S.A	Intrum AB	100%
Iris Hellas REO Investments S.M.S.A.	Intrum Hellas Investments DAC	100%
Intrum ASC Kft	Intrum B.V	100%
Intrum Zrt	Intrum B.V.	91%
	Lakóingatlan Forgalmazó Kft	9%
Lakóingatlan-Forgalmazó Kft	Intrum B.V.	100%
Cilliphili DAC	Intrum Holding AB	100%
Intrum Investment No 1 DAC	Intrum Holding AB	100%
Intrum Investment No 2 DAC	Intrum Holding AB	100%
Intrum Investment No 3 DAC	Intrum Holding AB	100%
Intrum Investment No 4 DAC	Intrum Holding AB	100%
Intrum Investment No 5 DAC	Intrum Holding AB	100%
Intrum Investment Services Limited	Intrum AB	100%
Intrum Investments DAC	Intrum Investment Management AB	100%
Intrum Ireland Ltd	Intrum B.V.	100%
Intrum Poplar DAC	Intrum Holding AB	100%
Iris Hellas Investments DAC	Intrum Holding AB	70%

Name of Entity	Record Owner	Ownership Percentage
Portfolio Investment ICAV	Intrum Investment Partners KB	100%
Intrum Italy Holding S.r.l.	Intrum Holding AB	100%
Intrum Italy S.p.A.	Intrum Italy Holding S.r.l.	50.1%
I-resales S.r.l.	Intrum Italy S.p.A	100%
I-VALUE SGR S.p.A	Intrum Italy Holding S.r.l.	100%
LSF West S.r.l.	Intrum Investment No 5 DAC	100%
Portland Leaseco	Revalue S.p.A.	100%
Revalue S.p.A.	Italy Holding S.r.l.	100%
SIA Intrum Global Technologies SIA	Intrum AB	100%
Intrum Global Business Services UAB	Intrum Holding AB	100%
Intrum Oy filialas	Intrum OY	100%
LDF65 S.àr.l	Intrum Investment Switzerland AG	100%
Intrum (Mauritius) Ltd	Intrum AB	100%
Intrum B.V.	Intrum AB	100%
Intrum Nederland B.V.	Intrum Nederland Holding AB	100%
Intrum Nederland Holding B.V.	Intrum Holding AB	100%
Marjoc I B.V.	Intrum Nederland B.V.	100%
Stichting Derdengelden Incasso AAB	Intrum Nederland B.V.	100%
Stichting Derdengelden Intrum Nederland	Intrum Nederland B.V.	100%
Stichting Derdengelden Vesting Finance West-Friesland	Cilliphili DAC	100%
Stichting Derdengelden Vesting Intrum	Cilliphili DAC	100%
Intrum AS	Intrum Holding Norway AS	100%
Intrum Capital AS	Intrum Holding Norway AS	100%
Intrum Holding Norway AS	Intrum Holding AB	100%
Intrum Obligations AS	Intrum Holding Norway AS	100%
Lock TopCo AS	Intrum AB	100%
Intrum Global Technologies spzoo w likwidacji	Intrum Holding AB	100%
Intrum Król & Wspólnicy Kancelaria Prawna Sp. k	Intrum Sp. z.o.o.	99.9%
Intrum Sp. z o.o.	Intrum AB	100%
Intrum TFI SA	Intrum Intl AB	100%
Lindorff 1 NSFIZ	Intrum Investment Switzerland AG	100%*
Intrum Portugal Unipessoal, Lda	Intrum AB	100%
Intrum Real Estate Management Portugal S.A.	Intrum Portugal Unipessoal, Lda	100%
Intrum Romania SRL	Intrum AB	97.53%
	Intrum B.V.	2.47%
Intrum Slovakia s.r.o.	Intrum B.V.	100%
Confiteor ITG S.L.U.	Intrum Investment No 1 DAC	100%
Solvia Servicios Inmobiliarios, S.A.U.	Intrum Holding Spain, S.A.U.	100%
Intrum Customer Services Malaga, S.L.	Intrum AB	100%
Intrum Global Technologies Spain, S.L.U.	Intrum AB	100%
Intrum Holding Spain, S.A.U.	Intrum AB	100%
Intrum Servicing Spain, S.A.U.	Intrum Holding Spain, S.A.U.	100%
Intrum Spain Real Estate S.L.U.	Intrum Holding Spain, S.A.U.	100%
LOCAIROL ITG, S.L.	Intrum Investment No 1 DAC	100%
Venira ITG S.L.U.	Intrum Investment No 1 DAC	100%
Fair Pay Please AB	Intrum Intl AB	100%
Intrum Italy Holding AB	Intrum AB	100%
Indif AB	Intrum AB	100%
Intrum Delgivnings service AB	Intrum AB	100%
Intrum Finans AB	Intrum AB	100%
Intrum Holding AB	Intrum AB	100%
Intrum Intl AB	Intrum AB	100%

Name of Entity	Record Owner	Ownership Percentage
Intrum Invest AB	Intrum Intl AB	100%
Intrum Investment Management AB	Intrum AB	100%
Intrum Investment Partners Kommanditbolag	Fair Pay Please AB	99.9%
Intrum Shared Services AB	Intrum Sverige AB	100%
Intrum Sverige AB	Intrum AB	100%
Lndrff International AB	Intrum Holding AB	100%
eCollect AG	Intrum AB	100%
Inkasso Med AG	Intrum AG	70%
Intrum AG	Intrum AB	100%
Intrum Investment Switzerland AG	Intrum Intl AB	100%
Capquest Debt Recovery Limited	Capquest Group Ltd	100%
Capquest Group Limited	Intrum UK Group Limited	100%
Capquest Investments Limited	Capquest Group Ltd	100%
I.N.D Limited	Intrum UK Holdings Limited	100%
Intrum Mortgages UK Finance Limited	Capquest Group Ltd	100%
Intrum Mortgages UK Management Limited	Capquest Group Ltd	100%
Intrum UK 2 Limited	Intrum UK Group Limited	62%
	Intrum UK Holdings 2 Limited	38%
Intrum UK Finance Limited	Intrum UK Holdings Limited	100%
Intrum UK Group Limited	Intrum AB	100%
Intrum UK Holdings 2 Ltd Limited	Intrum UK Group Limited	100%
Intrum UK Holdings Limited	Intrum UK Group Limited	100%
Intrum UK Limited	Intrum UK Holdings Limited	100%
Ophelos Limited	Intrum AB	100%
Intrum Investments and Financing AB	Intrum AB	100%
HRE NB 2022, S.L.U.	Solvia Servicios Inmobiliarios, S.A.U.	100%
Intrum Data Centre B.V.	Intrum B.V.	100%
IAB Investments & Financing Limited	Intrum AB	100%
Intrum Ireland International Ltd	Intrum AB	100%
Intrum AB of Texas LLC	Intrum AB	100%
Intrum AS Lietuvos filialas	Intrum AB	100%
Penelope SPV S.r.l.	Intrum Italy Holding S.r.l.	95%**
Portland SPV S.rl.	Inturm Italy Holding S.r.l.	100%**
Intrum Customer Services Malaga NUF	Intrum Customer Services Malaga S.L.U.	100%
FIP I	Intrum Investment No 2 DAC	100%*
FIP II	Intrum Investment No 2 DAC	100%*
Arizona SPV S.r.l.	Intrum Investment No 3 DAC	100%*
Senna NPL Finance DAC	Intrum Holding AB	100%*
Evolve SPV S.r.l.	Intrum Italy Holding S.r.l.	100%**
Alicudi Leaseco S.r.l.	Revalue S.p.A.	100%
Alicudi SPV S.r.l.	Intrum Italy Holding S.r.l.	100%*

*	Represents a contractual controlling interest.
**	Jointly controlled with a third party.

The following table reflects the expected affiliates of the Applicants as of the Effective Date. In addition, as of the Effective Date, the Company is expected to hold 100% of the ordinary shares in the Issuer. See Item 5, “Principal Owners of Voting Securities” for additional information regarding the principal holders of voting securities in Intrum AB.

Name of Entity	Record Owner	Ownership Percentage
Intrum Group Operations AB	Intrum Investments and Financing AB	100%
Intrum Austria GmbH	Intrum Group Operations AB	100%
Intrum NV	Intrum Group Operations AB	100%
eSolutions EOOD	Ecollect AG	100%
IAB Investments & Financing Limited	Intrum Group Operations AB	100%
FIP I	Intrum Investment No 2 DAC	100%*
FIP II	Intrum Investment No 2 DAC	100%*
Intrum Czech, s.r.o.	Intrum B.V.	100%
Intrum A/S	Intrum Group Operations AB	100%
Intrum Oy	Intrum Group Operations AB	100%
Intractiv SAS	Intrum Corporate SAS	100%
Intrum Corporate SAS	Intrum Group Operations AB	100%
Socogestion SAS	Intrum Corporate SAS	100%
AssetGate GmbH	Intrum Holding Deutschland GmbH	100%
eOperations GmbH	Ecollect AG	100%
Intrum Debitoren Management GmbH	Intrum Holding Deutschland GmbH	100%
Intrum Deutschland GmbH	Intrum Holding Deutschland GmbH	100%
Intrum Finanzholding Deutschland GmbH	Intrum Group Operations AB	100%
Intrum Hanseatische Inkasso-Treuhand GmbH	Intrum Holding Deutschland GmbH	100%
Intrum Holding Deutschland GmbH	Intrum Finanzholding Deutschland GmbH	100%
Intrum Information Services Deutschland GmbH	Intrum Holding Deutschland GmbH	100%
Intrum BTB Single Member SA	Intrum Hellas REO Solutions S.M.S.A	80%
Intrum Customer Services Athens S.M.S.A.	Intrum Group Operations AB	100%
Intrum Debtors Notification Company Athens S.M.S.A	Intrum Customer Services Athens S.M.S.A	100%
Intrum Finance Center of Excellence S.M.S.A	Intrum Group Operations AB	100%
Intrum Hellas A.E.D.A.D.P	Intrum Holding Spain, S.A.U.	80%
Intrum Hellas REO Solutions S.A.	Intrum Holding Spain, S.A.U.	80%
Intrum Investments Greece SM S.A.	Intrum Group Operations AB	100%
Iris Hellas REO Investments Single Member Societe	Iris Hellas Investments DAC	100%
Intrum ASC Kft	Intrum B.V.	100%
Intrum Zrt	Intrum Group Operations AB	91%
	Lakóingatlan Forgalmazó Kft	9%
Cilliphili DAC	Intrum Holding AB	100%
Intrum Investment No 1 DAC	Intrum Holding AB	100%
Intrum Investment No 2 DAC	Intrum Holding AB	100%
Intrum Investment No 3 DAC	Intrum Holding AB	100%
Intrum Investment No 4 DAC	Intrum Holding AB	100%
Intrum Investment No 5 DAC	Intrum Holding AB	100%
Intrum Investment Services Limited	Intrum Group Operations AB	100%
Intrum Investments DAC	Intrum Investment Management AB	100%
Intrum Ireland International Ltd	Intrum Group Operations AB	100%
Intrum Poplar DAC	Intrum Holding AB	100%
Iris Hellas Investments DAC	Intrum Holding AB	70%
Portfolio Investment ICAV	Intrum Investment Partners KB	100%
Intrum Italy Holding S.r.l.	Intrum Italy Holding AB	100%
Intrum Investment Partners KB	Fair Pay Please AB	100%
Intrum Italy S.p.A.	Intrum Italy Holding S.r.l.	50.1%
I-resales S.r.l.	Intrum Italy S.p.A.	50.1%
I-VALUE SGR S.p.A.	Intrum Italy Holding S.r.l.	100%
LSF West S.r.l.	Intrum Italy Holding AB	100%
Portland Leaseco	Revalue S.p.A.	100%

Name of Entity	Record Owner	Ownership Percentage
Revalue S.p.A.	Intrum Italy Holding S.r.l.	100%
Alicudi Leasco S.r.l.	Revalue S.p.A.	100%
Intrum Global Technologies SIA	Intrum Group Operations AB	100%
Evolve SPV S.r.l.	Intrum Italy Holding S.r.l.	100%**
Intrum Oy filialas	Intrum OY	100%
Intrum (Mauritius) Ltd	Intrum Group Operations AB	100%
Intrum B.V.	Intrum Group Operations AB	100%
Penelope SPV S.r.l.	Intrum Italy Holding S.r.l.	95%**
Intrum Nederland B.V.	Intrum Nederland Holding B.V.	100%
Intrum Nederland Holding B.V.	Intrum Group Operations AB	100%
Marjoc I B.V.	Intrum Nederland B.V.	100%
Stichting Derdengelden Incasso AAB	Intrum Nederland B.V.	100%
Stichting Derdengelden Intrum Nederland	Intrum Nederland B.V.	100%
Stichting Derdengelden Vesting Finance West-Friesland	Cilliphili DAC	100%
Stichting Derdengelden Vesting Intrum	Cilliphili DAC	100%
Intrum AS	Intrum Holding Norway AS	100%
Intrum Capital AS	Intrum Holding Norway AS	100%
Intrum Holding Norway AS	Intrum Group Operations AB	100%
Intrum Obligations AS	Intrum Holding Norway AS	100%
Lock TopCo AS	Intrum Group Operations AB	100%
Portland SPV S.r.l.	Intrum Italy Holding S.r.l.	100%**
Intrum AS Lietuvos filialas	Intrum A/S	100%
Intrum Sp. z o.o.	Intrum Group Operations AB	100%
Intrum TFI SA	Intrum Group Operations AB	100%
Lindorff 1 NSFIZ	Intrum Investment Switzerland AG	100%*
Intrum Portugal Unipessoal, Lda	Intrum Group Operations AB	100%
Intrum Real Estate Management Portugal S.A.	Intrum Portugal Unipessoal, Lda	100%
Intrum Slovakia s.r.o.	Intrum Group Operations AB	99.99%
Confiteor ITG S.L.U.	Intrum Investment No 1 DAC	100%
Solvia Servicios Inmobiliarios, S.A.U.	Intrum Holding Spain NewCo S.L.U.	100%
Intrum Customer Services Malaga, S.L.U.	Intrum Group Operations AB	100%
Intrum Customer Services Malaga NUF	Intrum Customer Services Malaga, S.L.U.	100%
Intrum Global Technologies Spain, S.L.U.	Intrum Group Operations AB	100%
Intrum Holding Spain, S.A.U.	Intrum Group Operations AB	100%
Intrum Servicing Spain, S.A.U.	Intrum Holding Spain NewCo S.L.U.	100%
Intrum Spain Real Estate S.L.U.	Intrum Holding Spain NewCo S.L.U.	100%
LOCAIROL ITG, S.L.	Intrum Investment No 1 DAC	100%
Intrum KWKPSK	Intrum Sp z.o.o.	99.9%
Venira ITG S.L.U.	Intrum Investment No 1 DAC	100%
Fair Pay Please AB	Intrum Intl AB	100%
Intrum Italy Holding AB	Intrum Group Operations AB	100%
Indif AB	Intrum Group Operations AB	100%
Intrum Delgivnings service AB	Intrum Sverige AB	100%
Intrum Finans AB	Intrum Group Operations AB	100%
Intrum Holding AB	Intrum Group Operations AB	100%
Intrum Intl AB	Intrum Group Operations AB	100%
Intrum Invest AB	Intrum Intl AB	100%
Intrum Investment Management AB	Intrum Group Operations AB	100%
Intrum Data Centre B.V.	Intrum B.V.	100%
Intrum Shared Services AB	Intrum Sverige AB	100%
Intrum Sverige AB	Intrum Group Operations AB	100%
Lndrff International AB	Intrum Group Operations AB	100%

Name of Entity	Record Owner	Ownership Percentage
eCollect AG	Intrum Group Operations AB	100%
Inkasso Med AG	Intrum AG	70%
Intrum AG	Intrum Group Operations AB	100%
Intrum Investment Switzerland AG	Intrum Intl AB	100%
Capquest Debt Recovery Limited	Intrum Group Operations AB	100%
Capquest Group Limited	Intrum UK Group Limited	100%
Capquest Investments Limited	Capquest Group Limited	100%
I.N.D Limited	Intrum UK Holdings Limited	100%
Intrum Mortgages UK Finance Limited	Intrum Group Operations AB	100%
Intrum Mortgages UK Management Limited	Capquest Group Limited	100%
Intrum UK 2 Limited	Intrum UK Group Limited	62%
	Intrum UK Holdings 2 Limited	38%
Intrum UK Finance Limited	Intrum UK Holdings Limited	100%
Intrum UK Group Limited	Intrum Group Operations AB	100%
Intrum UK Holdings 2 Limited	Intrum UK Group Limited	100%
Intrum UK Holdings Limited	Intrum UK Group Limited	100%
Intrum UK Limited	Intrum Group Operations AB	100%
Ophelos Limited	Intrum Group Operations AB	100%
Intrum AB of Texas LLC	Intrum Group Operations AB	100%
Senna NPL Finance DAC	Intrum Holding AB	100%*
Alicudi Leaseco S.r.l.	Revalue S.p.A.	100%
Alicudi SPV S.r.l.	Intrum Italy Holding S.r.l.	100%*
Arizona SPV S.r.l.	Intrum Investment No 3 DAC	100%*
Intrum Holding Spain NewCo S.L.U.	Intrum Holding Spain S.A.U.	100%

*	Represents a contractual controlling interest.
**	Jointly controlled with a third party.

Certain directors and executive officers of the Applicants may be deemed its “affiliates” by virtue of their respective positions. See Item 4, “Directors and Executive Officers.” Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The names of the directors and executive officers of each Applicant, as of the date of this Application, are set forth below. The mailing address for each director and executive officer is: Riddargatan 10 SE-114 35, Stockholm, Sweden and each person’s telephone number is +46 (0)8-6167700. The directors and executive officers of each Applicant are expected to remain the same as of the Effective Date.

Intrum Investments and Financing AB

Name	Position
Andrés Rubio	Chief Executive Officer
Carl Magnus Lindquist	Director
Debra Jane Davies	Director
Geeta Gopalan	Director
Erik Andreas Näsvik	Director
Philip George Thomas	Director
Märta Ragnhild Wiborg	Director
Michael Alexander van der Bel	Director

Intrum AB

Name	Position
Michel van der Bel	Director
Debra Davies	Director
Geeta Gopalan	Director
Andreas Näsvik	Director
Philip Thomas	Director
Ragnhild Wiborg	Director
Andrés Rubio	President, Chief Executive Officer
Johan Åkerblom	Chief Financial Officer

Intrum Group Operations AB

Name	Position
Debra Jane Davies	Director
Geeta Gopalan	Director
Erik Andreas Näsvik	Director
Philip George Thomas	Director
Märta Ragnhild Wiborg	Director
Michael Alexander van der Bel	Director
Andrés Rubio	President, Chief Executive Officer

Capquest Debt Recovery Limited

Name	Position
James Alexander William Appleby	Director
Douglas James Arthur Down	Director
Guy Gustaaf Colpaert	Director
Suzanne Louise Pearson	Director

Capquest Group Limited

Name	Position
James Alexander William Appleby	Director

Fair Pay Please AB

Name	Position
Andrés Rubio	Director
Johan Åkerblom	Director
Annette Kumlien	Director

Solvia Servicios Inmobiliarios, S.A.U.

Name	Position
Enrique Tellado Nogueira	Director, President
Jorge Fariña Villaverde	Director
Javier Aranguren Delgado	Director, Vice President
Ana Suárez Garnelo	Secretary
Jie Zhu	Vice Secretary

Intrum AB of Texas LLC

Name	Position
Intrum AB	Governing Organization

Intrum AG

Name	Position
Jason Glanzmann	Director
Thomas Hutter	Director

Intrum AS

Name	Position
Ole Henrik Andreassen	Director
Tommi Juhani Sova	Director
Bjørn Anton Knoll	Director
Leif Erik Thorstensen	Director
Marthe Sydskjør	Director
Jorun Framnes	Director
Julie Marthinsen	Director
Kristen Michelet Ukkelberg	Director
Petter Sollie Jacobsen	Alternate Director
Kristian Brekke	Alternate Director
Jorun Kortvedt	Alternate Director
Trygve Thorsen	Alternate Director

Intrum B.V.

Name	Position
Andres Rubio	Director, CEO
Johan Åkerblom	Director
Annette Kumlien	Director
Johan Brodin	Proxy Holder
Jens Kullander	Proxy Holder
Mohamed Salloum	Proxy Holder

Intrum Capital AS

Name	Position
Anders Landro Olstad	Director
John Aasmund Sveinsvold	Director
Anette Willumsen	Director
Susanna Helena Berenice	Director
Steinar Nielsen	Director
Anette Willumen	Director

Intrum Czech, s.r.o

Name	Position
Karol Jurák	Director
Peter Šnajder	Director

Intrum Deutschland GmbH

Name	Position
Sandra Glaser	Director
Thomas Hutter	Director
Markus Krummen	Director

Intrum Finanzholding Deutschland GmbH

Name	Position
Sandra Fritsch	Director
Thomas Hutter	Director

Intrum Holding AB

Name	Position
Andrés Rubio	Director
Johan Åkerblom	Director
Annette Kumlien	Director

Intrum Holding Deutschland GmbH

Name	Position
Sandra Fritsch	Director
Thomas Hutter	Director

Intrum Holding Norway AS

Name	Position
Steinar Nielsen	Director
Njål Foss Stene	Director

Intrum Holding Spain, S.A.U.

Name	Position
Enrique Tellado Nogueira	Director, President
Javier Aranguren Delgado	Director, Vice President
Ana Aranguez	Director
Ana Suárez Garnelo	Secretary
Jie Zhu	Vice Secretary

Intrum Intl AB

Name	Position
Andrés Rubio	Director
Johan Åkerblom	Director
Annette Kumlien	Director

Intrum Investment No 1 DAC

Name	Position
Mark Fitzpatrick	Director
Dennis Schuijt	Director
Paul Kelly	Director

Intrum Investment No 2 DAC

Name	Position
Mark Fitzpatrick	Director
Dennis Schuijt	Director
Paul Kelly	Director

Intrum Investment No 3 DAC

Name	Position
Mark Fitzpatrick	Director
Dennis Schuijt	Director
Paul Kelly	Director

Intrum Investment Switzerland AG

Name	Position
Sèverine Harms-Wille	Director
Dennis Gerardus Alphonsus Schuijt	Director

Intrum Italy Holding S.r.l.

Name	Position
Massimo Della Ragione	Director
Javier Aranguren	Director
Enrico Risso	Director

Intrum Nederland B.V.

Name	Position
Guy Colpaert	Director
Marc de la Croix	Director

Intrum Nederland Holding B.V.

Name	Position
Guy Colpaert	Director
Marc de la Croix	Director

Intrum Oy

Name	Position
Marko Johannes Hietala	Director
Tommi Sova	Director
Tero Kantelinen	Director

Intrum Servicing Spain, S.A.U.

Name	Position
Enrique Tellado Nogueira	Director, President
Javier Aranguren Delgado	Director, Vice President
Ana Aranguez	Director
Ana Suárez Garnelo	Secretary
Jie Zhu	Vice Secretary

Intrum Slovakia s.r.o.

Name	Position
Martin Musil	Director
Andrej Solcanyi	Director
Zoltan Papp	Director

Intrum Sp. z o.o.

Name	Position
Paweł Świrydziuk	Director
Piotr Gajda	Director
Iwona A. Żurawska	Director

Intrum Sverige AB

Name	Position
Tommi Sova	Director
Roger Liljestrom	Director
Larsson Mattias	Director

Intrum UK Finance Limited

Name	Position
James Alexander William Appleby	Director

Intrum UK Group Limited

Name	Position
James Alexander William Appleby	Director

Intrum UK Holdings Limited

Name	Position
James Alexander William Appleby	Director

Intrum Zrt

Name	Position
Péter Felfalusi	Director, Chief Executive Officer
Tamas Szabo	Director
Zoltán Horváth-Szladek	Director
Károly Deszpot	Director, Deputy Chief Executive Officer
Csilla Mező	Director

Lock Topco AS

Name	Position
Steinar Nielsen	Director
Knut Michael Benjamin Asplund	Director
Njål Foss Stene	Director
Julie Marthinsen	Director

Intrum Holding Spain NewCo S.L.U.

Name	Position
Enrique Tellado Nogueira	Director, President
Javier Aranguren Delgado	Director, Vice President
Jorge Fariña Villaverde	Director
Ana Suárez Garnelo	Secretary
Jie Zhu	Vice Secretary

Intrum Italy Holding AB

Name	Position
Andrés Rubio	Director
Johan Åkerblom	Director
Annette Kumlien	Director

5.	Principal Owners of Voting Securities.

The Company

The following sets forth information as to each person owning 10% or more of the voting securities of the Company as of February 28, 2025.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nordic Capital Ltd (through entities/funds controlled by the Nordic Capital Group)	Ordinary Shares	31,067,743	25.52%

The mailing address of Nordic Capital Ltd is 26 Esplanade, St Helier, Jersey JE2 3QA, Channel Islands.

On the Effective Date, it is expected that the Company will issue an additional 10% of the ordinary shares in the capital of the Company, on a fully diluted basis, to the Allowed Notes Claim Holders, as described in the Plan.

All Other Applicants

The principal owners of 10% or more of the voting securities for each Applicant other than the Company as of the date of this Application are set forth in the table below. The address for each of the owners of voting securities listed below is Riddargatan 10 11435, Stockholm, Sweden.

Applicant Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Intrum Group Operations AB	Intrum AB	Ordinary Shares	1,000	100%
Intrum Investments and Financing AB	Intrum AB	Ordinary Shares	10,000	100%
Capquest Debt Recovery Limited	Capquest Group Limited	Ordinary Shares A Ordinary Shares	2,550,000 300	100%
Capquest Group Limited	Intrum UK Group Limited	Ordinary Shares	1,058,632	100%
Fair Pay Please AB	Intrum Intl AB	Ordinary Shares	48,000	100%
Solvia Servicios Inmobiliarios, S.A.U.	Intrum Holding Spain, S.A.U.		N/A	100%
Intrum AB of Texas LLC	Intrum AB	N/A	N/A	100%
Intrum AG	Intrum AB	Ordinary Shares	N/A	100%
Intrum AS	Intrum Holding Norway AS	Ordinary Shares	N/A	100%
Intrum B.V.	Intrum AB	Ordinary Shares	40	100%
Intrum Capital AS	Intrum Holding Norway AS	Ordinary Shares	N/A	100%
Intrum Czech, s.r.o.	Intrum B.V.	Basic Ownership Interest	N/A	100%
Intrum Deutschland GmbH	Intrum Holding Deutschland GmbH	Ordinary Shares	N/A	100%
Intrum Finanzholding Deutschland GmbH	Intrum Holding AB	Ordinary Shares	N/A	100%
Intrum Holding AB	Intrum AB	Ordinary Shares	1,000	100%
Intrum Holding Deutschland GmbH	Intrum Finanzholding Deutschland GmbH	Ordinary Shares	N/A	100%
Intrum Holding Norway AS	Intrum Holding AB	Ordinary Shares	N/A	100%
Intrum Holding Spain, S.A.U.	Intrum AB	Ordinary Shares	N/A	100%
Intrum Intl AB	Intrum AB	Ordinary Shares	1,000	100%
Intrum Investment No 1 DAC	Intrum Holding AB	Ordinary Shares	1,000	100%
Intrum Investment No 2 DAC	Intrum Holding AB	Ordinary Shares	1,000	100%
Intrum Investment No 3 DAC	Intrum Holding AB	Ordinary Shares	1,000	100%
Intrum Investment Switzerland AG	Intrum Intl AB	Ordinary Shares	125,000	100%
Intrum Italy Holding S.r.l.	Intrum Holding AB	Ordinary Shares	N/A	100%
Intrum Nederland B.V.	Intrum Nederland Holding AB	Ordinary Shares	454	100%
Intrum Nederland Holding B.V.	Intrum Holding AB	Ordinary Shares	181	100%
Intrum Oy	Intrum AB	Ordinary Shares	14,000	100%
Intrum Servicing Spain, S.A.U.	Intrum Holding Spain, S.A.U.	Ordinary Shares	N/A	100%
Intrum Slovakia s.r.o.	Intrum B.V.	Basic Ownership Interest	N/A	99.99%
Intrum Sp. z o.o.	Intrum AB	Ordinary Shares	N/A	100%
Intrum Sverige AB	Intrum AB	Ordinary Shares	22,000	100%
Intrum UK Finance Limited	Intrum UK Holdings Limited	Ordinary Shares	103	100%
Intrum UK Group Limited	Intrum AB	Ordinary Shares	5,737	100%
Intrum UK Holdings Limited	Intrum UK Group Limited	A Ordinary Shares B Ordinary Shares C Ordinary Shares Ordinary Shares Preferential Shares	285,835 257,695 14,165 5,737 1,200,000	100 100 100 100 100	% % % % %
Intrum Zrt	Intrum B.V.	Ordinary Shares	N/A	91%
Lock Topco AS	Intrum AB	Ordinary Shares	N/A	100%
Intrum Holding Spain NewCo S.L.U.	Intrum Holding Spain, S.A.U.	Ordinary Shares	N/A	100%
Intrum Italy Holding AB	Intrum AB	Ordinary Shares	50,000	100%

The principal owners of 10% or more of the voting securities for each Applicant other than the Company as of the Effective Date, assuming the Plan becomes effective, are set forth in the table below. The address for each of the owners of voting securities listed below is: Riddargatan 10 11435, Stockholm, Sweden.

Applicant Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Intrum Group Operations AB	Intrum Investments and Financing AB	Ordinary Shares	1,000	100%
Intrum Investments and Financing AB	Intrum AB	Ordinary Shares	10,000	100%
Capquest Debt Recovery Limited	Intrum Group Operations AB	Ordinary Shares A Ordinary Shares	2,550,000 300	100%
Capquest Group Limited	Intrum UK Group Limited	Ordinary Shares	1,058,632	100%
Fair Pay Please AB	Intrum Intl AB	Ordinary Shares	48,000	100%
Solvia Servicios Inmobiliarios, S.A.U.	Intrum Holding Spain NewCo S.L.U.		N/A	100%
Intrum AB of Texas LLC	Intrum Group Operations AB	N/A	N/A	100%
Intrum AG	Intrum Group Operations AB	Ordinary Shares	N/A	100%
Intrum AS	Intrum Holding Norway AS	Ordinary Shares	N/A	100%
Intrum B.V.	Intrum Group Operations AB	Ordinary Shares	40	100%
Intrum Capital AS	Intrum Holding Norway AS	Ordinary Shares	N/A	100%
Intrum Czech, s.r.o.	Intrum B.V.	Basic Ownership Interest	N/A	100%
Intrum Deutschland GmbH	Intrum Holding Deutschland GmbH	Ordinary Shares	N/A	100%
Intrum Finanzholding Deutschland GmbH	Intrum Holding AB	Ordinary Shares	N/A	100%
Intrum Holding AB	Intrum AB	Ordinary Shares	1,000	100%
Intrum Holding Deutschland GmbH	Intrum Finanzholding Deutschland GmbH	Ordinary Shares	N/A	100%
Intrum Holding Norway AS	Intrum Group Operations AB	Ordinary Shares	N/A	100%
Intrum Holding Spain, S.A.U.	Intrum Group Operations AB	Ordinary Shares	N/A	100%
Intrum Intl AB	Intrum Group Operations AB	Ordinary Shares	1,000	100%
Intrum Investment No 1 DAC	Intrum Holding AB	Ordinary Shares	1,000	100%
Intrum Investment No 2 DAC	Intrum Holding AB	Ordinary Shares	1,000	100%
Intrum Investment No 3 DAC	Intrum Holding AB	Ordinary Shares	1,000	100%
Intrum Investment Switzerland AG	Intrum Intl AB	Ordinary Shares	125,000	100%
Intrum Italy Holding S.r.l.	Intrum Italy Holding AB	Ordinary Shares	N/A	100%
Intrum Nederland B.V.	Intrum Nederland Holding AB	Ordinary Shares	454	100%
Intrum Nederland Holding B.V.	Intrum Group Operations AB	Ordinary Shares	181	100%
Intrum Oy	Intrum Group Operations AB	Ordinary Shares	14,000	100%

Intrum Servicing Spain, S.A.U.	Intrum Holding Spain NewCo, S.L.U.	Ordinary Shares	N/A	100%
Intrum Slovakia s.r.o.	Intrum Group Operations AB	Basic Ownership Interest	N/A	99.99%
Intrum Sp. z o.o.	Intrum Group Operations AB	Ordinary Shares	N/A	100%
Intrum Sverige AB	Intrum Group Operations AB	Ordinary Shares	22,000	100%
Intrum UK Finance Limited	Intrum UK Holdings Limited	Ordinary Shares	103	100%
Intrum UK Group Limited	Intrum Group Operations AB	Ordinary Shares	88,100,002	100%
Intrum UK Holdings Limited	Intrum UK Group Limited	Ordinary Shares A Ordinary Shares B Ordinary Shares C Ordinary Shares Preferential Shares	5,737 285,835 257,695 14,165 1,200,000	100 100 100 100 100	% % % % %
Intrum Zrt	Intrum Group Operations AB	Ordinary Shares	N/A	91%
Lock Topco AS	Intrum Group Operations AB	Ordinary Shares	N/A	100%
Intrum Holding Spain NewCo, S.L.U.	Intrum Holding Spain, S.A.U.	Ordinary Shares	N/A	100%
Intrum Italy Holding AB	Intrum Group Operations AB	Ordinary Shares	50,000	100%

UNDERWRITERS

6.	Underwriters.

(a) With the exception of the entities below, who acted as initial purchasers in connection with the issuance by the Company in 2023 its 9.250% senior notes due 2028, no person has acted as an underwriter of any securities of any Applicant during the three years prior to the date of this Application.

Underwriter	Address
Citigroup Global Markets Europe AG	Reuterweg 16, 60323 Frankfurt am Main, Germany

Goldman Sachs Bank Europe SE	Marienturm, Taunusanlage, 9-10 D-60329 Frankfurt am Main, Germany

Skandinaviska Enskilda Banken AB (publ)	Kungsträdgårdsgatan 8 SE-106 40 Stockholm, Sweden

BNP Paribas	16 boulevard des Italiens, 75009, Paris, France

Intesa Sanpaolo S.p.A.	Via Manzoni 4, 20121 Milan, Italy

J.P. Morgan SE	Taunustor 1 (TaunusTurm) 60310 Frankfurt am Main, Germany

Nordea Bank Abp	Satamaradankatu 5, FI-00020 Nordea, Finland

Credit Suisse Bank (Europe), S.A.	Calle Ayala 42, 3ª Planta – B, 28001 Madrid, Spain

Danske Bank A/S	Danske Bank A/S, Holmens Kanal 2-12, DK-1092 Copenhagen K, Denmark

Deutsche Bank Aktiengesellschaft	Taunusanlage 12 60325, Frankfurt am Main, Germany

DNB Bank ASA	Dronning Eufemias Gate 30 N-0021 Oslo, Norway

Morgan Stanley & Co. International plc	25 Cabot Square, London E14 4QA, United Kingdom

NatWest Markets N.V.	Claude Debussylaan 94, 1082 MD, Amsterdam, The Netherlands

Nykredit Bank A/S	Sundkrogsgade 25, Nordhavn, 2150, Denmark

Swedbank AB (publ)	Malmskillnadsgatan 23, 105 34 Stockholm, Sweden

(b) There is no proposed principal underwriter for the Exchange Notes or the New Money Notes to be issued in connection with the Indentures that are to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

The following table sets forth information with respect to each authorized class of securities of the Applicants as of the date of this Application. Unless otherwise stated, each share has one vote on all matters to be voted upon by shareholders.

Entity	Title of Class	Amount Authorized	Amount Outstanding
Intrum AB	Ordinary Shares	260,000,000	121,720,918
Intrum Investments and Financing AB	Ordinary Shares	40,000	10,000
Intrum Group Operations AB	Ordinary Shares	4,000	1,000
Capquest Debt Recovery Limited	Ordinary Shares	N/A	2,550,000
	A Ordinary Shares	N/A	300
Capquest Group Limited	Ordinary Shares	N/A	1,058,632
Fair Pay Please AB	Ordinary Shares	183,116	48,000
Solvia Servicios Inmobiliarios, S.A.U.	Ordinary Shares	9,683,010	N/A
Intrum AB of Texas LLC	Membership Interest	N/A	N/A
Intrum AG	Ordinary Shares	7,000	N/A
Intrum AS	Ordinary Shares	4,800	N/A
Intrum B.V.	Ordinary Shares	200	40
Intrum Capital AS	Ordinary Shares	100,000	N/A
Intrum Czech, s.r.o.	Basic Ownership Interest	CZK 200,000	N/A
Intrum Deutschland GmbH	Ordinary Shares	€2,050,000	N/A
Intrum Finanzholding Deutschland GmbH	Ordinary Shares	€25,000	N/A
Intrum Holding AB	Ordinary Shares	4,000	1,000
Intrum Holding Deutschland GmbH	Ordinary Shares	€25,000	N/A
Intrum Holding Norway AS	Ordinary Shares	400,000	N/A
Intrum Holding Spain, S.A.U.	Ordinary Shares	3,314,468	N/A
Intrum Intl AB	Ordinary Shares	4,000	1,000
Intrum Investment No 1 DAC	Ordinary Shares	1,000,000	1,000
Intrum Investment No 2 DAC	Ordinary Shares	1,000,000	1,000
Intrum Investment No 3 DAC	Ordinary Shares	1,000,000	1,000
Intrum Investment Switzerland AG	Ordinary Shares	125,000	125,000
Intrum Italy Holding S.r.l.	Ordinary Shares	€10,000	N/A
Intrum Nederland B.V.	Ordinary Shares	2,000	454
Intrum Nederland Holding B.V.	Ordinary Shares	900	181
Intrum Oy	Ordinary Shares	14,000	14,000
Intrum Servicing Spain, S.A.U.	Ordinary Shares	450,000	N/A

Entity	Title of Class	Amount Authorized	Amount Outstanding
Intrum Slovakia s.r.o.	Basic Ownership Interest	€6,650,000	N/A
Intrum Sp. Z o.o.	Ordinary Shares	40,000	N/A
Intrum Sverige AB	Ordinary Shares	80,000	22,000
Intrum UK Finance Limited	Ordinary Shares	N/A	103
Intrum UK Group Limited	Ordinary Shares	79,000,000	88,100,002
Intrum UK Holdings Limited	A Ordinary Shares	N/A	285,835
	B Ordinary Shares	N/A	257,695
	C Ordinary Shares	N/A	14,165
	Ordinary Shares	N/A	5,737
	Preferential Shares*	N/A	1,200,000
Intrum Zrt	Ordinary Shares	HUF 109,900,000	N/A
Lock Topco AS	Ordinary Shares	861,952,839	N/A
Intrum Holding Spain NewCo S.L.U.	Ordinary Shares	3,000	N/A
Intrum Italy Holding AB	Ordinary Shares	200,000	50,000

*	Preferential shares of Intrum UK Holdings Limited do not hold voting power.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

All capitalized and otherwise undefined terms used in this Item 8, “Analysis of Indenture Provisions” shall have the meanings ascribed to them in the Exchange Notes Indenture or the New Money Notes Indenture, as applicable.

(A)	Exchange Notes Indenture

The Notes will be subject to the Exchange Notes Indenture to be entered into among the Issuer, the Guarantors, GLAS Trust Company LLC (the “Trustee”) and Nordic Trustee & Agency AB (publ), as Security Agent. The following is a general description of certain provisions expected to be included in the Exchange Notes Indenture, and the description is qualified in its entirety by reference to the form of Exchange Notes Indenture filed as Exhibit T3C-1 hereto. The Issuer has not entered into the Exchange Notes Indenture as of the date of this Application, and the terms of the Exchange Notes Indenture are subject to change before it is executed.

(a)	Events of Default; Withholding of Notice

Events of Default

Each of the following events is an “Event of Default”:

(1)	default in any payment of interest or Additional Amounts, if any, on any Note when due and payable, continued for 15 days;

(2)

default in the payment of the principal amount of or premium, if any, on any Note issued under the Exchange Notes Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure to comply with the merger and consolidation provisions in the Exchange Notes Indenture;

(4)

failure to comply for 15 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in aggregate principal amount of the outstanding Notes with any of the Issuer’s obligations under the Change of Control provisions in the Exchange Notes Indenture (other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above);

(5)

failure by the Company or any of its Restricted Subsidiaries to comply for 30 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in aggregate principal amount of the outstanding Notes with its other agreements contained in the Exchange Notes Indenture;

(6)

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Note Guarantee now exists, or is created after the date hereof, which default:

A.	is caused by a failure to pay principal at stated maturity on such Indebtedness, immediately upon the expiration of any grace period provided in such Indebtedness (“payment default”); or

B.	results in the acceleration of such Indebtedness prior to its maturity,

and, in each case, the aggregate principal amount of any such Indebtedness, together with the aggregate principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates €40 million or more;

(7)

(A) the Company, the Issuer, a Guarantor, a Pledgor, Midco or a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law: (i) voluntarily commences any proceedings or case, or files any petition seeking bankruptcy, insolvency, winding up, dissolution, liquidation, administration, moratorium or reorganization under any Bankruptcy Law, including, for the avoidance of doubt, a scheme of arrangement or restructuring plan pursuant to Part 26 or Part 26A of the Companies Act 2006, governed by the Laws of England and Wales or a company voluntary arrangement pursuant to Part I of the Insolvency Act of 1986, governed by the Laws of England and Wales, (ii) consents to the institution of, or fails to contest in a timely and appropriate manner, any corporate action, legal proceedings or other procedure or step in any involuntary proceeding or petition filed against it in a court of competent jurisdiction under any Bankruptcy Law, (iii) applies for, or consents to the appointment of a receiver, administrator, restructuring administrator, administrative receiver, trustee, custodian, sequestrator, conservator or similar official of it or for all or any substantial part of its property; (iv) files an answer admitting the material allegations of a petition filed against it in any involuntary proceeding or petition filed against it in a court of competent jurisdiction under any Bankruptcy Law, (v) makes a general assignment for the benefit of its creditors, (vi) commences negotiations with one or more of its creditors with a view to rescheduling the payment of principal or interest in respect of any of its Indebtedness, except to the extent such negotiations relate to Indebtedness to be refinanced in accordance with the definition of Refinancing Indebtedness, (vii) takes any comparable action under any foreign laws relating to insolvency or mandatory liquidation or (viii) takes any corporate action for the purposes of the foregoing; provided that clause (ii) shall not apply to any proceedings filed against it which are frivolous or vexatious and which, if capable of remedy, are discharged, stayed or dismissed within 30 days of commencement or, if earlier, the date on which such discharge, stay or dismissal is advertised; or (B) a court of competent jurisdiction enters an order or decree, or a substantive decision is made under any Bankruptcy Law that: (i) is for relief against the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary or for all or any substantial part of the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary in an involuntary case, (ii) appoints a receiver, administrator, restructuring administrator, administrative receiver, trustee, custodian, sequestrator, conservator or similar official of the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary or for all or substantially all of the property of the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary, (iii) orders the winding up or liquidation of the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary, or (iv) any similar relief is granted under any foreign laws, and any such order or decree remains unstayed and in effect for 45 consecutive days (the “bankruptcy provisions”); or (C) with respect to a Significant Subsidiary having its center of main interest (in the meaning of section 3 of the German Insolvency Code (Insolvenzordnung) or article 3 para. 1 of Council Regulation (EC) No. 1346/2000 of May 29, 2000) in Germany, (i) any Person making an application for the opening of insolvency proceedings for the reasons set out in sections 17 to 19 of the German Insolvency Code (Insolvenzordnung) (Antrag auf Eröffnung eines Insolvenzverfahrens) or (ii) any competent court taking actions pursuant to section 21 of the German Insolvency Code (Insolvenzordnung) (Anordnung von Sicherungsmaßnahmen) unless, in case of an application for the opening of insolvency proceedings by any Person (other than the Company, any Subsidiary or the Company’s direct or indirect shareholders), such application is dismissed by the competent court (for any reason other than for lack of assets (mangels Masse)) or successfully withdrawn by such person, in each case within 21 days after such application and/or any Significant Subsidiary, Pledgor or Guarantor, in each case incorporated in Sweden is required to enter into mandatory liquidation pursuant to the Swedish Companies Act (as amended and restated from time to time);

(8)

failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of €40 million (exclusive of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days after the judgment becomes final;

(9)

any Note Guarantee of a Significant Subsidiary or a group of Guarantors that when taken together (as of the end of the most recently completed fiscal year), would constitute a Significant Subsidiary, ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee or the Exchange Notes Indenture) or is declared invalid or unenforceable in a judicial proceeding or any Guarantor denies or disaffirms in writing its obligations under its Note Guarantee and any such Default continues for 10 days (the “guarantee provisions”);

(10)

any security interest under the Security Documents on Collateral shall, at any time, cease to be in full force and effect (other than in accordance with the terms of the relevant Security Document, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Exchange Notes Indenture) with respect to a material portion of the Collateral for any reason other than the satisfaction in full of all obligations under the Exchange Notes Indenture or the release or amendment of any such security interest in accordance with the terms of the Exchange Notes Indenture or such Security Document or any such security interest created thereunder shall be declared invalid or unenforceable or the Issuer shall assert in writing that any such security interest is invalid or unenforceable and any such default continues for 10 days;

(11)

the Company, the Issuer, a Significant Subsidiary, a Guarantor, a Pledgor or a Restricted Subsidiary that has granted a Lien on its assets to secure the Notes suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business, except as permitted as a Permitted Reorganization (other than with respect to the Company, the Issuer and Midco);

(12)

the Company’s auditors qualify the audited consolidated financial statements that are required to be furnished to the Trustee under the reporting requirements of the Exchange Notes Indenture in a manner that could reasonably be expected to materially adversely affect (i) the interests of the Holders (taken as a whole) under the Note Documents or (ii) the Group as a going concern;

(13)

a Material Company or Significant Subsidiary incorporated in Germany is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of section 17 of the German Insolvency Code (Insolvenzordnung);

(14)	a Material Company or Significant Subsidiary incorporated in Germany is overindebted within the meaning of section 19 of the German Insolvency Code (Insolvenzordnung);

(15)

a Material Company or Significant Subsidiary incorporated in Switzerland is over-indebted (überschuldet) within the meaning of article 725b of the Swiss Code of Obligations and such over-indebtedness has not been resolved within 60 days of the board of directors of such Material Company or Significant Subsidiary determining that it is over-indebted, except if creditors of such Material Company or Significant Subsidiary have subordinated claims within the meaning of article 725b paragraph 4 of the Swiss Code of Obligations in an amount sufficient to cure the over-indebtedness; and

(16)

a Material Company or Significant Subsidiary incorporated in Switzerland is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of article 725 of the Swiss Code of Obligations.

However, a default under clauses (4), (5), (6) or (8) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes notify the Issuer of the default and, with respect to clauses (4), (5), (6) or (8), the Issuer does not cure such default within the time specified in clauses (4), (5), (6) or (8), as applicable, after receipt of such notice.

Acceleration

If an Event of Default (other than under clause (7) above) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may declare the principal of, premium, if any, and accrued and unpaid interest, including Additional Amounts, if any, on the Notes to be immediately due and payable. In the event of an acceleration of the Notes pursuant to clause (6) above, the acceleration will be annulled if the default triggering such Event of Default is cured within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of amounts in respect of the Notes that became due solely because of the acceleration thereof, have been cured or waived.

If an Event of Default under clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, including Additional Amounts, if any, on the Notes will be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in aggregate principal amount of the outstanding Notes may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, or Additional Amounts, if any) and rescind any such acceleration with respect to such Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Withholding of Notice

If a Default occurs and is continuing and the Trustee has notice or knowledge of such occurrence, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Issuer. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders.

Upon the occurrence of an Event of Default, there shall be a customary increase in the interest rate per annum payable on demand.

(b)	Authentication and Delivery of the Notes; Application of Proceeds

The Trustee shall authenticate the initial amount of the Notes upon a written order of the Issuer signed by at least one Officer. Thereafter, the Trustee shall authenticate additional Notes in unlimited amount, as and to the extent permitted by the Exchange Notes Indenture, upon a written order of the Issuer in aggregate principal amount as specified in such order.

At least one Officer must sign the Notes for the Issuer by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid. A Note shall not be valid until authenticated by the manual or facsimile signature of the authorized signatory of the Trustee or an Authenticating Agent. The signature shall be conclusive evidence that the Note has been authenticated under the Exchange Notes Indenture. The Trustee or the Authenticating Agent, upon written notice of an Officer of the Issuer, will authenticate the Notes. The Trustee may appoint one or more authenticating agents acceptable to the Issuer to authenticate the Notes. An Authenticating Agent may authenticate the Notes whenever the Trustee may do so.

The Notes will be issued to Allowed Notes Claims Holders pursuant to the Plan. As a result, the Issuer will not realize any proceeds from the issuance of the Notes.

(c)	Release and Substitution of Property Subject to the Lien

The Company and its Subsidiaries and any provider of Collateral will be entitled to the release of Liens in respect of the Collateral and of those Liens created under the Security Documents, under any one or more of the following circumstances:

(1)

sale or other disposition of Collateral to any Person other than the Company or a Restricted Subsidiary (but excluding any transaction subject to the merger and consolidation provisions in the Exchange Notes Indenture), or to a Fund Co-Investment Vehicle or its Restricted Subsidiaries, in each case if such sale or other disposition does not violate the merger and consolidation provisions of the Exchange Notes Indenture or is otherwise permitted in accordance with the Exchange Notes Indenture;

(2)	in the case of a Guarantor that is released from its Guarantee pursuant to the terms of the Indenture, the release of the property and assets, and Capital Stock, of such Guarantor;

(3)	as described under the amendment and modification provisions (with the necessary consents of Holders);

(4)

upon payment in full of principal, interest and all other obligations on the Notes or defeasance or discharge of the Notes, as provided in the legal defeasance and covenant defeasance and satisfaction and discharge provisions of the Exchange Notes Indenture;

(5)

in the case of a merger, consolidation or other transfer of assets in compliance with the merger and consolidation provisions in the Exchange Notes Indenture; provided that in such a transaction where the Issuer or any Guarantor ceases to exist, any Lien on the Capital Stock of the Issuer or such Guarantor will be released and, subject to the Agreed Security Principles, will reattach (or a new Lien will be created) over the Capital Stock of the successor entity pursuant to a new share pledge (on terms substantially equivalent to the existing Lien on the Capital Stock of the Issuer or such Guarantor, as applicable) granted by the holder of such Capital Stock;

(6)

in the case of any security interests over Intra-Group Receivables (if any), upon partial repayment or discharge thereof, the security interests created over such receivables will be automatically reduced in proportion to such partial repayment or discharge and, upon full repayment or discharge thereof, the security interests shall be automatically and fully released and of no further effect;

(7)	in accordance with the provisions of the Intercreditor Agreement or any Additional Intercreditor Agreement;

(8)	in connection with the implementation of a Permitted Issuer Reorganization; and

(9)	as otherwise not prohibited by the Exchange Notes Indenture.

The Security Agent and, if required, the Trustee shall effectuate release of Collateral at the request and expense of the Issuer in accordance with the provisions of the Exchange Notes Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement and the relevant Security Document. To the extent applicable, the Issuer shall comply with the provisions of Section 314(d) of the Trust Indenture Act with respect to any release of Collateral.

(d)	Satisfaction and Discharge

The Exchange Notes Indenture will be discharged and cease to be of further effect as to all outstanding Notes when:

(1) either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Issuer) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer;

(2) the Issuer has deposited or caused to be deposited with the Trustee (or such entity designated or appointed (as agent) by the Trustee for this purpose) (i) with respect to the Euro Notes, euros or euro-denominated European Government Obligations or a combination thereof and (ii) with respect to the SEK Notes, SEK or SEK-denominated Swedish Government Obligations or a combination thereof, as applicable, in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium and Additional Amounts, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be, provided that, if requested by the Issuer, the Trustee will distribute any amounts deposited in trust to the Holders prior to the Stated Maturity or redemption date, as the case may be;

(3) the Issuer has paid or caused to be paid all other sums payable under the Exchange Notes Indenture; and

(4) the Issuer has delivered irrevocable instructions under the Exchange Notes Indenture to apply the deposited money towards payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)	Evidence of Compliance with Conditions and Covenants

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signer thereof knows of any Default that occurred during the previous year and, if any, such Default, specifying the nature and the status thereof of which such signer has knowledge. The Issuer shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute a Default, their status and what action the Company is taking or proposes to take in respect thereof.

(B)	New Money Notes Indenture

The Notes will be subject to the New Money Notes Indenture to be entered into among the Issuer, the Guarantors, GLAS Trust Company LLC (the “Trustee”) and Nordic Trustee & Agency AB (publ), as Security Agent. The following is a general description of certain provisions expected to be included in the New Money Notes Indenture, and the description is qualified in its entirety by reference to the form of New Money Notes Indenture to be filed as Exhibit T3C-1 hereto. The Issuer has not entered into the New Money Notes Indenture as of the date of this Application, and the terms of the New Money Notes Indenture are subject to change before it is executed.

(a)	Events of Default; Withholding of Notice

Events of Default

Each of the following events is an “Event of Default”:

(1)	default in any payment of interest or Additional Amounts, if any, on any Note when due and payable, continued for 15 days;

(2)

default in the payment of the principal amount of or premium, if any, on any Note issued under the New Money Notes Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure to comply with the merger and consolidation provisions in the New Money Notes Indenture;

(4)

failure to comply for 15 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in aggregate principal amount of the outstanding Notes with any of the Issuer’s obligations under the Change of Control provisions in the New Money Notes Indenture (other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above);

(5)

failure by the Company or any of its Restricted Subsidiaries to comply for 30 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in aggregate principal amount of the outstanding Notes with its other agreements contained in the New Money Notes Indenture;

(6)

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Note Guarantee now exists, or is created after the date hereof, which default:

A.	is caused by a failure to pay principal at stated maturity on such Indebtedness, immediately upon the expiration of any grace period provided in such Indebtedness (“payment default”); or

B.	results in the acceleration of such Indebtedness prior to its maturity,

and, in each case, the aggregate principal amount of any such Indebtedness, together with the aggregate principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates €40 million or more;

(7)

(A) the Company, the Issuer, a Guarantor, a Pledgor, Midco or a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law: (i) voluntarily commences any proceedings or case, or files any petition seeking bankruptcy, insolvency, winding up, dissolution, liquidation, administration, moratorium or reorganization under any Bankruptcy Law, including, for the avoidance of doubt, a scheme of arrangement or restructuring plan pursuant to Part 26 or Part 26A of the Companies Act 2006, governed by the Laws of England and Wales or a company voluntary arrangement pursuant to Part I of the Insolvency Act of 1986, governed by the Laws of England and Wales, (ii) consents to the institution of, or fails to contest in a timely and appropriate manner, any corporate action, legal proceedings or other procedure or step in any involuntary proceeding or petition filed against it in a court of competent jurisdiction under any Bankruptcy Law, (iii) applies for, or consents to the appointment of a receiver, administrator, restructuring administrator, administrative receiver, trustee, custodian, sequestrator, conservator or similar official of it or for all or any substantial part of its property; (iv) files an answer admitting the material allegations of a petition filed against it in any involuntary proceeding or petition filed against it in a court of competent jurisdiction under any Bankruptcy Law, (v) makes a general assignment for the benefit of its creditors, (vi) commences negotiations with one or more of its creditors with a view to rescheduling the payment of principal or interest in respect of any of its Indebtedness, except to the extent such negotiations relate to Indebtedness to be refinanced in accordance with the definition of Refinancing Indebtedness, (vii) takes any comparable action under any foreign laws relating to insolvency or mandatory liquidation or (viii) takes any corporate action for the purposes of the foregoing; provided that clause (ii) shall not apply to any proceedings filed against it which are frivolous or vexatious and which, if capable of remedy, are discharged, stayed or dismissed within 30 days of commencement or, if earlier, the date on which such discharge, stay or dismissal is advertised; or (B) a court of competent jurisdiction enters an order or decree, or a substantive decision is made under any Bankruptcy Law that: (i) is for relief against the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary or for all or any substantial part of the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary in an involuntary case, (ii) appoints a receiver, administrator, restructuring administrator, administrative receiver, trustee, custodian, sequestrator, conservator or similar official of the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary or for all or substantially all of the property of the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary, (iii) orders the winding up or liquidation of the Company, the Issuer, Midco, a Pledgor, a Guarantor or any Significant Subsidiary, or (iv) any similar relief is granted under any foreign laws, and any such order or decree remains unstayed and in effect for 45 consecutive days (the “bankruptcy provisions”); or (C) with respect to a Significant Subsidiary having its center of main interest (in the meaning of section 3 of the German Insolvency Code (Insolvenzordnung) or article 3 para. 1 of Council Regulation (EC) No. 1346/2000 of May 29, 2000) in Germany, (i) any Person making an application for the opening of insolvency proceedings for the reasons set out in sections 17 to 19 of the German Insolvency Code (Insolvenzordnung) (Antrag auf Eröffnung eines Insolvenzverfahrens) or (ii) any competent court taking actions pursuant to section 21 of the German Insolvency Code (Insolvenzordnung) (Anordnung von Sicherungsmaßnahmen) unless, in case of an application for the opening of insolvency proceedings by any Person (other than the Company, any Subsidiary or the Company’s direct or indirect shareholders), such application is dismissed by the competent court (for any reason other than for lack of assets (mangels Masse)) or successfully withdrawn by such person, in each case within 21 days after such application and/or any Significant Subsidiary, Pledgor or Guarantor, in each case incorporated in Sweden is required to enter into mandatory liquidation pursuant to the Swedish Companies Act (as amended and restated from time to time);

(8)

failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of €40 million (exclusive of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days after the judgment becomes final;

(9)

any Note Guarantee of a Significant Subsidiary or a group of Guarantors that when taken together (as of the end of the most recently completed fiscal year), would constitute a Significant Subsidiary, ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee or the New Money Notes Indenture) or is declared invalid or unenforceable in a judicial proceeding or any Guarantor denies or disaffirms in writing its obligations under its Note Guarantee and any such Default continues for 10 days (the “guarantee provisions”);

(10)

any security interest under the Security Documents on Collateral shall, at any time, cease to be in full force and effect (other than in accordance with the terms of the relevant Security Document, the Intercreditor Agreement, any Additional Intercreditor Agreement and the New Money Notes Indenture) with respect to a material portion of the Collateral for any reason other than the satisfaction in full of all obligations under the New Money Notes Indenture or the release or amendment of any such security interest in accordance with the terms of the New Money Notes Indenture or such Security Document or any such security interest created thereunder shall be declared invalid or unenforceable or the Issuer shall assert in writing that any such security interest is invalid or unenforceable and any such default continues for 10 days;

(11)

the Company, the Issuer, a Significant Subsidiary, a Guarantor, a Pledgor or a Restricted Subsidiary that has granted a Lien on its assets to secure the Notes suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business, except as permitted as a Permitted Reorganization (other than with respect to the Company, the Issuer and Midco);

(12)

the Company’s auditors qualify the audited consolidated financial statements that are required to be furnished to the Trustee under the reporting requirements of the New Money Notes Indenture in a manner that could reasonably be expected to materially adversely affect (i) the interests of the Holders (taken as a whole) under the Note Documents or (ii) the Group as a going concern;

(13)

a Material Company or Significant Subsidiary incorporated in Germany is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of section 17 of the German Insolvency Code (Insolvenzordnung);

(14)	a Material Company or Significant Subsidiary incorporated in Germany is overindebted within the meaning of section 19 of the German Insolvency Code (Insolvenzordnung);

(15)

a Material Company or Significant Subsidiary incorporated in Switzerland is over-indebted (überschuldet) within the meaning of article 725b of the Swiss Code of Obligations and such over-indebtedness has not been resolved within 60 days of the board of directors of such Material Company or Significant Subsidiary determining that it is over-indebted, except if creditors of such Material Company or Significant Subsidiary have subordinated claims within the meaning of article 725b paragraph 4 of the Swiss Code of Obligations in an amount sufficient to cure the over-indebtedness; and

(16)

a Material Company or Significant Subsidiary incorporated in Switzerland is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of article 725 of the Swiss Code of Obligations.

However, a default under clauses (4), (5), (6) or (8) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes notify the Issuer of the default and, with respect to clauses (4), (5), (6) or (8), the Issuer does not cure such default within the time specified in clauses (4), (5), (6) or (8), as applicable, after receipt of such notice.

Acceleration

If an Event of Default (other than an Event of Default under clause (7) above) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may declare the principal of, premium, if any, and accrued and unpaid interest, including Additional Amounts, if any, on the Notes to be immediately due and payable. In the event of an acceleration of the Notes pursuant to clause (6) above, the acceleration will be annulled if the default triggering such Event of Default is cured within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of amounts in respect of the Notes that became due solely because of the acceleration thereof, have been cured or waived.

If an Event of Default under clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, including Additional Amounts, if any, on the Notes will be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in aggregate principal amount of the outstanding Notes may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, or Additional Amounts, if any) and rescind any such acceleration with respect to such Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Withholding of Notice

If a Default occurs and is continuing and the Trustee has notice or knowledge of such occurrence, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Issuer. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders.

Upon the occurrence of an Event of Default, there shall be a customary increase in the interest rate per annum payable on demand.

(b)	Authentication and Delivery of the Notes; Application of Proceeds

The Trustee shall authenticate the initial amount of the Notes upon a written order of the Issuer signed by at least one Officer. Thereafter, the Trustee shall authenticate additional Notes in unlimited amount, as and to the extent permitted by the New Money Notes Indenture, upon a written order of the Issuer in aggregate principal amount as specified in such order.

At least one Officer must sign the Notes for the Issuer by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid. A Note shall not be valid until authenticated by the manual or facsimile signature of the authorized signatory of the Trustee or an Authenticating Agent. The signature shall be conclusive evidence that the Note has been authenticated under the New Money Notes Indenture. The Trustee or the Authenticating Agent, upon written notice of an Officer of the Issuer, will authenticate the Notes. The Trustee may appoint one or more authenticating agents acceptable to the Issuer to authenticate the Notes. An Authenticating Agent may authenticate the Notes whenever the Trustee may do so.

The proceeds of the New Money Notes are expected to be applied by the Issuer to conduct one or more Discounted BuyBacks of the New Money Notes, to conduct a Special Mandatory Redemption of the Notes in accordance with the terms of the New Money Notes Indenture and for general corporate purposes.

(c)	Release and Substitution of Property Subject to the Lien

The Company and its Subsidiaries and any provider of Collateral will be entitled to the release of Liens in respect of the Collateral and those created under the Security Documents, under any one or more of the following circumstances:

(1)

sale or other disposition of Collateral to any Person other than the Company or a Restricted Subsidiary (but excluding any transaction subject to the merger and consolidation provisions in the New Money Notes Indenture), or to a Fund Co-Investment Vehicle or its Restricted Subsidiaries, in each case if such sale or other disposition does not violate the merger and consolidation provisions of the New Money Notes Indenture or is otherwise permitted in accordance with the New Money Notes Indenture;

(2)	in the case of a Guarantor that is released from its Guarantee pursuant to the terms of the Indenture, the release of the property and assets, and Capital Stock, of such Guarantor;

(3)	as described under the amendment and modification provisions (with the necessary consents of Holders);

(4)

upon payment in full of principal, interest and all other obligations on the Notes or defeasance or discharge of the Notes, as provided in the legal defeasance and covenant defeasance and satisfaction and discharge provisions of the New Money Notes Indenture;

(5)

in the case of a merger, consolidation or other transfer of assets in compliance with the merger and consolidation provisions in the New Money Notes Indenture; provided that in such a transaction where the Issuer or any Guarantor ceases to exist, any Lien on the Capital Stock of the Issuer or such Guarantor will be released and, subject to the Agreed Security Principles, will reattach (or a new Lien will be created) over the Capital Stock of the successor entity pursuant to a new share pledge (on terms substantially equivalent to the existing Lien on the Capital Stock of the Issuer or such Guarantor, as applicable) granted by the holder of such Capital Stock;

(6)

in the case of any security interests over Intra-Group Receivables (if any), upon partial repayment or discharge thereof, the security interests created over such receivables will be automatically reduced in proportion to such partial repayment or discharge and, upon full repayment or discharge thereof, the security interests shall be automatically and fully released and of no further effect;

(7)	in accordance with the Intercreditor Agreement and any Additional Intercreditor Agreement;

(8)	in connection with a Permitted Issuer Reorganization; and

(9)	as otherwise not prohibited by the New Money Notes Indenture.

The Security Agent and, if required, the Trustee shall effectuate release of Collateral at the request and expense of the Issuer in accordance with the provisions of the New Money Notes Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement and the relevant Security Document. To the extent applicable, the Issuer shall comply with the provisions of Section 314(d) of the Trust Indenture Act with respect to any release of Collateral.

(d)	Satisfaction and Discharge

The New Money Notes Indenture will be discharged and cease to be of further effect as to all outstanding Notes when:

(1) either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Issuer) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer;

(2) the Issuer has deposited or caused to be deposited with the Trustee (or such entity designated or appointed (as agent) by the Trustee for this purpose) (i) with respect to the Euro Notes, euros or euro-denominated European Government Obligations or a combination thereof and (ii) with respect to the SEK Notes, SEK or SEK-denominated Swedish Government Obligations or a combination thereof, as applicable, in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium and Additional Amounts, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be, provided that, if requested by the Issuer, the Trustee will distribute any amounts deposited in trust to the Holders prior to the Stated Maturity or redemption date, as the case may be;

(3) the Issuer has paid or caused to be paid all other sums payable under the New Money Notes Indenture; and

(4) the Issuer has delivered irrevocable instructions under the New Money Notes Indenture to apply the deposited money towards payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)	Evidence of Compliance with Conditions and Covenants

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signer thereof knows of any Default that occurred during the previous year and, if any, such Default, specifying the nature and the status thereof of which such signer has knowledge. The Issuer shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute a Default, their status and what action the Company is taking or proposes to take in respect thereof.

9.	Other Obligors.

Other than the Applicants, as of the date of this Application, no other person is expected to be an obligor with respect to the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a) Pages numbered 1 to 32, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indentures to be qualified.

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit	Description
T3A.1	Certificate of Registration of Intrum AB
T3A.2	Certificate of Registration of Intrum Investments and Financing AB
T3A.3	Articles of Association of Intrum Group Operations AB
T3A.4	Certificate of Incorporation of Capquest Debt Recovery Limited
T3A.5	Certificate of Incorporation of Capquest Group Limited
T3A.6	Certificate of Registration of Fair Pay Please AB
T3A.7	Commercial Registry Extract of Solvia Servicios Inmobiliarios, S.A.U. (English Translation)
T3A.8	Certificate of Formation of Intrum AB of Texas LLC
T3A.9	Commercial Register of Intrum AG (English Translation)
T3A.10	Certificate of Registration of Intrum AS
T3A.11	Deed of Incorporation of Intrum B.V. (English Translation)
T3A.12	Certificate of Registration of Intrum Capital AS
T3A.13	Articles of Association of Intrum Czech, s.r.o. (English Translation)
T3A.14	Certificate of Registration of Intrum Deutschland GmbH
T3A.15	Certificate of Registration of Intrum Finanzholding Deutschland GmbH (English Translation)
T3A.16	Certificate of Registration of Intrum Holding AB
T3A.17	Certificate of Registration of Intrum Holding Deutschland GmbH (English Translation)

T3A.18	Certificate of Registration of Intrum Holding Norway AS
T3A.19	Commercial Registry Extract of Intrum Holding Spain, S.A.U. (English Translation)
T3A.20	Certificate of Registration of Intrum Intl AB
T3A.21	Certificate of Incorporation of Intrum Investment No 1 DAC
T3A.22	Certificate of Incorporation of Intrum Investment No 2 DAC
T3A.23	Certificate of Incorporation of Intrum Investment No 3 DAC
T3A.24	Commercial Register Extract of Intrum Investment Switzerland AG (English Translation)
T3A.25	Articles of Association of Intrum Italy Holding S.r.l. (English Translation)
T3A.26	Chamber of Commerce Extract of Intrum Nederland B.V.
T3A.27	Chamber of Commerce Extract of Intrum Nederland Holding B.V.
T3A.28	Trade Register Extract of Intrum Oy
T3A.29	Commercial Registry Extract of Intrum Servicing Spain, S.A.U. (English Translation)
T3A.30	Commercial Register Extract of Intrum Slovakia s.r.o. (English Translation)
T3A.31	Commercial Registry Extract of Intrum Sp. z o.o.
T3A.32	Certificate of Registration of Intrum Sverige AB
T3A.33	Certificate of Incorporation of Intrum UK Finance Limited
T3A.34	Certificate of Incorporation of Intrum UK Group Limited
T3A.35	Certificate of Incorporation of Intrum UK Holdings Limited
T3A.36	Articles of Association of Intrum Zrt*
T3A.37	Certificate of Registration of Lock Topco AS
T3A.38	Constitution of Intrum Holding Spain NewCo S.L.U. (English Translation)
T3A.39	Memorandum of Association of Intrum Italy Holding AB
T3B.1	Articles of Association of Intrum AB (English Translation)
T3B.2	Articles of Association of Intrum Investments and Financing AB
T3B.3	Articles of Association of Intrum Group Operations AB
T3B.4	Articles of Association of Capquest Debt Recovery Limited
T3B.5	Articles of Association of Capquest Group Limited
T3B.6	Articles of Association of Fair Pay Please AB (English Translation)
T3B.7	By Laws of Solvia Servicios Inmobiliarios, S.A.U. (English Translation)
T3B.8	Limited Liability Company Agreement of Intrum AB of Texas LLC
T3B.9	Articles of Association of Intrum AG (English Translation)
T3B.10	Articles of Association of Intrum AS
T3B.11	Articles of Association of Intrum B.V. (English Translation)
T3B.12	Articles of Association of Intrum Capital AS
T3B.13	The Articles of Association of Intrum Czech, s.r.o, filed under T3A.13, contains the equivalent of both the charter and by-laws of Intrum Czech, s.r.o. (English Translation)
T3B.14	Articles of Association of Intrum Deutschland GmbH
T3B.15	Articles of Association of Intrum Finanzholding Deutschland GmbH
T3B.16	Articles of Association of Intrum Holding AB (English Translation)
T3B.17	Articles of Association of Intrum Holding Deutschland GmbH
T3B.18	Certificate of Registration of Intrum Holding Norway AS
T3B.19	Articles of Association of Intrum Holding Spain S.A.U. (English Translation)
T3B.20	Articles of Association of Intrum Intl AB (English Translation)
T3B.21	Constitution of Intrum Investment No 1 DAC
T3B.22	Constitution of Incorporation of Intrum Investment No 2 DAC
T3B.23	Constitution of Incorporation of Intrum Investment No 3 DAC
T3B.24	Articles of Incorporation of Intrum Investment Switzerland AG (English Translation)
T3B.25	By-Laws of Intrum Italy Holding S.r.l. (English Translation)
T3B.26	Articles of Association of Intrum Nederland B.V. (English Translation)
T3B.27	Articles of Association of Intrum Nederland Holding B.V. (English Translation)
T3B.28	Articles of Association of Intrum Oy (English Translation)
T3B.29	Articles of Association of Intrum Servicing Spain, S.A.U. (English Translation)
T3B.30	By Laws of Intrum Slovakia s.r.o. (English Translation)
T3B.31	Articles of Association of Intrum Sp. z o.o.
T3B.32	Articles of Association of Intrum Sverige AB

T3B.33	Articles of Association of Intrum UK Finance Limited
T3B.34	Articles of Association of Intrum UK Group Limited
T3B.35	Articles of Association of Intrum UK Holdings Limited
T3B.36	Articles of Association of Intrum Zrt, filed under T3A.36, contains the equivalent of both the charter and by-laws of Intrum Zrt
T3B.37	Articles of Association of Lock Topco AS
T3B.38	Articles of Association of Intrum Holding Spain NewCo S.L.U. (English Translation)
T3B.39	Articles of Association of Intrum Italy Holding AB
T3C.1	Form of Exchange Notes Indenture
T3C.2	Form of New Money Notes Indenture
T3D	Not Applicable.
T3E.1	Disclosure Statement for Joint Prepackaged Chapter 11 Plan Of Intrum AB And Its Debtor Affiliate, dated November 17, 2024
T3E.2	Joint Prepackaged Chapter 11 Plan of Reorganization Of Intrum AB and its Debtor Affiliate, pursuant To Chapter 11 Of The Bankruptcy Code, dated December 18, 2024
T3F.1	Cross reference sheet showing the location in the Exchange Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C.1 hereto)
T3F.2	Cross reference sheet showing the location in the New Money Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C.2 hereto)
25.1	Statement of eligibility and qualification of the trustee on Form T-1

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies organized and existing under the laws of the Czech Republic, Finland, Germany, Hungary, Ireland, Italy, the Netherlands, Norway, Poland, Slovakia, Spain, Sweden, Switzerland, the United Kingdom, and Texas, the United States of America, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, on March 18, 2025.

[Signature pages to follow]

Intrum AB (publ)

Attest:	/s/ Johan Brodin	By:	/s/ Jens Kullander
Name:	Johan Brodin	Name:	Jens Kullander
Title:	Chief Risk Officer	Title:	General Counsel

		By:	/s/ Johan Åkerblom
		Name:	Johan Åkerblom
		Title:	Chief Financial Officer

[Signature Page to the Form T-3]

Intrum Investments and Financing AB (publ)

Attest:	/s/ Johan Brodin	By:	/s/ Jens Kullander
Name:	Johan Brodin	Name:	Jens Kullander
Title:	Chief Risk Officer	Title:	General Counsel

		By:	/s/ Johan Åkerblom
		Name:	Johan Åkerblom
		Title:	Chief Financial Officer

[Signature Page to the Form T-3]

Intrum Group Operations AB

Attest:	/s/ Johan Brodin	By:	/s/ Jens Kullander
Name:	Johan Brodin	Name:	Jens Kullander
Title:	Chief Risk Officer	Title:	General Counsel

		By:	/s/ Johan Åkerblom
		Name:	Johan Åkerblom
		Title:	Chief Financial Officer

[Signature Page to the Form T-3]

Capquest Debt Recovery Limited

Attest:	/s/ Samantha Reed	By:	/s/ Douglas James Arthur Down
Name:	Samantha Reed	Name:	Douglas James Arthur Down
Title:	Director of Risk and Compliance	Title:	Director

		By:	/s/ James Alexander William Appleby
		Name:	James Alexander William Appleby
		Title:	Director

[Signature Page to the Form T-3]

Capquest Group Limited

Attest:	/s/ Samantha Reed	By:	/s/ James Alexander William Appleby
Name:	Samantha Reed	Name:	James Alexander William Appleby
Title:	Director of Risk and Compliance	Title:	Director

[Signature Page to the Form T-3]

Fair Pay Please AB

Attest:	/s/ Johan Brodin	By:	/s/ Jens Kullander
Name:	Johan Brodin	Name:	Jens Kullander
Title:	Chief Risk Officer	Title:	General Counsel

		By:	/s/ Johan Åkerblom
		Name:	Johan Åkerblom
		Title:	Chief Financial Officer

[Signature Page to the Form T-3]

Solvia Servicios Inmobiliarios, S.A.U.

Attest:	/s/ Ana Suárez Garnelo	By:	/s/ Enrique Tellado
Name:	Ana Suárez Garnelo	Name:	Enrique Tellado
Title:	Secretary	Title:	Managing Director

[Signature Page to the Form T-3]

Intrum AB of Texas LLC

By Intrum AB, its sole member

Attest:	/s/ Johan Brodin	By:	/s/ Johan Åkerblom
Name:	Johan Brodin	Name:	Johan Åkerblom
Title:	Chief Risk Officer	Title:	Chief Financial Officer

		By:	/s/ Jens Kullander
		Name:	Jens Kullander
		Title:	General Counsel

[Signature Page to the Form T-3]

Intrum AG

Attest:	/s/ Emanuel Kolberg	By:	/s/ Jason Glanzmann
Name:	Emanuel Kolberg	Name:	Jason Glanzmann
Title:	Finance Director	Title:	Commercial Director

		By:	/s/ Thomas Hutter
		Name:	Thomas Hutter
		Title:	Managing Director

[Signature Page to the Form T-3]

Intrum AS

Attest:	/s/ Geir Gregersen	By:	/s/ Julie Marthinsen
Name:	Geir Gregersen	Name:	Julie Marthinsen
Title:	Legal Director	Title:	Director

		By:	/s/ Ole Henrik Andreassen
		Name:	Ole Henrik Andreassen
		Title:	Director

[Signature Page to the Form T-3]

Intrum B.V.

Attest:	/s/ Jens Kullander	By:	/s/ Johan Åkerblom
Name:	Jens Kullander	Name:	Johan Åkerblom
Title:	General Counsel	Title:	Director

		By:	/s/ Annette Kumlien
		Name:	Annette Kumlien
		Title:	Director

[Signature Page to the Form T-3]

Intrum Capital AS

Attest:	/s/ Geir Gregersen	By:	/s/ Steinar Nielsen
Name:	Geir Gregersen	Name:	Steinar Nielsen
Title:	Legal Director	Title:	Director

		By:	/s/ Anders L. Olstad
		Name:	Anders L. Olstad
		Title:	Director

[Signature Page to the Form T-3]

Intrum Czech, s.r.o.

Attest:	/s/ Marian Ganaj	By:	/s/ Peter Šnajder
Name:	Marian Ganaj	Name:	Peter Šnajder
Title:	Deputy Managing Director	Title:	Director

		By:	/s/ Karol Jurák
		Name:	Karol Jurák
		Title:	Director

[Signature Page to the Form T-3]

Intrum Deutschland GmbH

Attest:	/s/ Richard Hoffmann	By:	/s/ Sandra Glaser
Name:	Richard Hoffmann	Name:	Sandra Glaser
Title:	Legal Director	Title:	Director

		By:	/s/ Thomas Hutter
		Name:	Thomas Hutter
		Title:	Director

[Signature Page to the Form T-3]

Intrum Finanzholding Deutschland GmbH

Attest:	/s/ Richard Hoffmann	By:	/s/ Sandra Fritsch
Name:	Richard Hoffmann	Name:	Sandra Fritsch
Title:	Legal Director	Title:	Director

		By:	/s/ Thomas Hutter
		Name:	Thomas Hutter
		Title:	Director

[Signature Page to the Form T-3]

Intrum Holding AB

Attest:	/s/ Johan Brodin	By:	/s/ Jens Kullander
Name:	Johan Brodin	Name:	Jens Kullander
Title:	Chief Risk Officer	Title:	General Counsel

		By:	/s/ Johan Åkerblom
		Name:	Johan Åkerblom
		Title:	Chief Financial Officer

[Signature Page to the Form T-3]

Intrum Holding Deutschland GmbH

Attest:	/s/ Richard Hoffmann	By:	/s/ Sandra Fritsch
Name:	Richard Hoffmann	Name:	Sandra Fritsch
Title:	Legal Director	Title:	Director

		By:	/s/ Thomas Hutter
		Name:	Thomas Hutter
		Title:	Director

[Signature Page to the Form T-3]

Intrum Holding Norway AS

Attest:	/s/ Geir Gregersen	By:	/s/ Steinar Nielsen
Name:	Geir Gregersen	Name:	Steinar Nielsen
Title:	Legal Director	Title:	Director

		By:	/s/ Njål Foss Stene
		Name:	Njål Foss Stene
		Title:	Director

[Signature Page to the Form T-3]

Intrum Holding Spain, S.A.U.

Attest:	/s/ Ana Suárez Garnelo	By:	/s/ Enrique Tellado
Name:	Ana Suárez Garnelo	Name:	Enrique Tellado
Title:	Secretary	Title:	Managing Director

[Signature Page to the Form T-3]

Intrum Intl AB

Attest:	/s/ Johan Brodin	By:	/s/ Jens Kullander
Name:	Johan Brodin	Name:	Jens Kullander
Title:	Chief Risk Officer	Title:	General Counsel

		By:	/s/ Johan Åkerblom
		Name:	Johan Åkerblom
		Title:	Chief Financial Officer

[Signature Page to the Form T-3]

Intrum Investments No 1 DAC

Attest:	/s/ Graham O’Neill	By:	/s/ Paul Kelly
Name:	Graham O’Neill	Name:	Paul Kelly
Title:	Corporate Administrator	Title:	Director

		By:	/s/ Mark Fitzpatrick
		Name:	Mark Fitzpatrick
		Title:	Director

[Signature Page to the Form T-3]

Intrum Investments No 2 DAC

Attest:	/s/ Graham O’Neill	By:	/s/ Paul Kelly
Name:	Graham O’Neill	Name:	Paul Kelly
Title:	Corporate Administrator	Title:	Director

		By:	/s/ Mark Fitzpatrick
		Name:	Mark Fitzpatrick
		Title:	Director

[Signature Page to the Form T-3]

Intrum Investments No 3 DAC

Attest:	/s/ Graham O’Neill	By:	/s/ Paul Kelly
Name:	Graham O’Neill	Name:	Paul Kelly
Title:	Corporate Administrator	Title:	Director

		By:	/s/ Mark Fitzpatrick
		Name:	Mark Fitzpatrick
		Title:	Director

[Signature Page to the Form T-3]

Intrum Investment Switzerland AG

Attest:	/s/ Ingo Reimann	By:	/s/ Sèverine Harms-Wille
Name:	Ingo Reimann	Name:	Sèverine Harms-Wille
Title:	Global Portfolio and Process Manager	Title:	Director

		By:	/s/ Dennis Schuijit
		Name:	Dennis Schuijit
		Title:	Director

[Signature Page to the Form T-3]

Intrum Italy Holding S.r.l.

Attest:	/s/ Emanuela Crippa	By:	/s/ Enrico Risso
Name:	Emanuela Crippa	Name:	Enrico Risso
Title:	Legal Director	Title:	Chief Executive Officer

[Signature Page to the Form T-3]

Intrum Nederland B.V.

Attest:	/s/ Evelyne Wylocke	By:	/s/ Marc de la Croix
Name:	Evelyne Wylocke	Name:	Marc de la Croix
Title:	Executive Assistant	Title:	Director

[Signature Page to the Form T-3]

Intrum Nederland Holding B.V.

Attest:	/s/ Evelyne Wylocke	By:	/s/ Marc de la Croix
Name:	Evelyne Wylocke	Name:	Marc de la Croix
Title:	Executive Assistant	Title:	Director

[Signature Page to the Form T-3]

Intrum Oy

Attest:	/s/ Teemu Hemmi	By:	/s/ Tommi Sova
Name:	Teemu Hemmi	Name:	Tommi Sova
Title:	Finance Director	Title:	Director

		By:	/s/ Tero Kantelinen
		Name:	Tero Kantelinen
		Title:	Director

[Signature Page to the Form T-3]

Intrum Servicing Spain, S.A.U.

Attest:	/s/ Ana Suárez Garnelo	By:	/s/ Enrique Tellado
Name:	Ana Suárez Garnelo	Name:	Enrique Tellado
Title:	Secretary	Title:	Managing Director

[Signature Page to the Form T-3]

Intrum Slovakia s.r.o.

Attest:	/s/ Zoltan Papp	By:	/s/ Andrej Solcanyi
Name:	Zoltan Papp	Name:	Andrej Solcanyi
Title:	Sales Director	Title:	Finance Director

		By:	/s/ Martin Musil
		Name:	Martin Musil
		Title:	Managing Director

[Signature Page to the Form T-3]

Intrum Sp. Zo.o.

Attest:	/s/ Tomasz Targowski	By:	/s/ Piotr Gajda
Name: Tomasz Targowski		Name: Piotr Gajda
Title: Compliance Director		Title: Legal Director

		By:	/s/ Iwona Żurawska
Name: Iwona Żurawska
Title: Director

[Signature Page to the Form T-3]

Intrum Sverige AB

Attest:	/s/ Lars Argelius	By:	/s/ Roger Liljeström
Name: Lars Argelius		Name: Roger Liljeström
Title: Commercial Director		Title: Legal Director

		By:	/s/ Pär-Ola Laurin
Name: Pär-Ola Laurin
Title: Chief Executive Officer

[Signature Page to the Form T-3]

Intrum UK Finance Limited

Attest:	/s/ Samantha Reed	By:	/s/ James Alexander William Appleby
Name: Samantha Reed		Name: James Alexander William Appleby
Title: Director of Risk and Compliance		Title: Managing Director

[Signature Page to the Form T-3]

Intrum UK Group Limited

Attest:	/s/ Samantha Reed	By:	/s/ James Alexander William Appleby
Name: Samantha Reed		Name: James Alexander William Appleby
Title: Director of Risk and Compliance		Title: Managing Director

[Signature Page to the Form T-3]

Intrum UK Holdings Limited

Attest:	/s/ Samantha Reed	By:	/s/ James Alexander William Appleby
Name: Samantha Reed		Name: James Alexander William Appleby
Title: Director of Risk and Compliance		Title: Managing Director

[Signature Page to the Form T-3]

Intrum Zrt

Attest:	/s/ Károly Deszpot	By:	/s/ Péter Felfalusi
Name: Károly Deszpot		Name: Péter Felfalusi
Title: Director, Deputy Chief Executive Officer		Title: Chairman

[Signature Page to the Form T-3]

Lock Topco AS

Attest:	/s/ Geir Gregersen	By:	/s/ Steinar Nielsen
Name: Geir Gregersen		Name: Steinar Nielsen
Title: Legal Director		Title: Director

		By:	/s/ Njål Foss Stene
Name: Njål Foss Stene
Title: Director

[Signature Page to the Form T-3]

Intrum Holding Spain NewCo, S.L.U.

Attest:	/s/ Ana Suárez Garnelo	By:	/s/ Enrique Tellado
Name: Ana Suárez Garnelo		Name: Enrique Tellado
Title: Secretary		Title: Managing Director

[Signature Page to the Form T-3]

Intrum Italy Holding AB

Attest:	/s/ Johan Brodin	By:	/s/ Johan Åkerblom
Name: Johan Brodin		Name: Johan Åkerblom
Title: Chief Risk Officer		Title: Chief Financial Officer

		By:	/s/ Jens Kullander
Name: Jens Kullander
Title: General Counsel

[Signature Page to the Form T-3]